Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2012	2011

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$12,260	12,818
Distributions less than equity in earnings of affiliates	(401)	(292)
Fixed charges, excluding capitalized interest*	703	898

	$12,562	13,424

Fixed Charges
Interest and debt expense, excluding capitalized interest	$588	729
Capitalized interest	449	352
Interest portion of rental expense	47	47

	$1,084	1,128

Ratio of Earnings to Fixed Charges	11.6	11.9

*	Includes amortization of capitalized interest totaling approximately $59 million in 2012 and $77 million in 2011.